BOLT®

Bolt Technology Corporation 2004 Annual Report

Corporate Profile

Bolt Technology Corporation operates in two business segments - geophysical equipment and industrial products. The geophysical equipment segment includes the development, manufacture and sale of marine seismic energy sources (air guns), underwater electrical connectors and cables, air gun signature hydrophones and pressure transducers used by the marine seismic industry. The industrial products segment develops, manufactures and sells miniature industrial clutches, brakes and sub-fractional horsepower electric motors. Founded in 1960, the Company is headquartered in Norwalk, Connecticut. Our common stock trades on the American Stock Exchange under the ticker symbol BTJ.

Financial Highlights

(In thousands, except per share data)

Years Ended June 30,	2004	2003	2002	2001	2000
SUMMARY OF OPERATIONS					
Sales	$ 14,806	$ 10,842	$ 17,991	$ 15,496	$ 14,748
Income (loss) before income taxes	1,308	(335)	3,089	1,071	1,090
Provision (benefit) for income taxes	455	(174)	1,218	675	557
Net income (loss)	853	(161)	1,871	396	533
Net cash provided by operating activities	$ 1,090	$ 519	$ 3,827	$ 585	$ 836
Average number of shares outstanding - diluted	5,489	5,414	5,416	5,414	5,408
Earnings (loss) per share - diluted	$ 0.16	$ (0.03)	$ 0.35	$ 0.07	$ 0.10
FINANCIAL POSITION DATA					
Working capital	$ 9,330	$ 8,331	$ 8,479	$ 5,572	$ 7,791
Total assets	$ 22,574	$ 21,776	$ 22,860	$ 24,734	$ 25,038
Current portion of long-term debt	$ -	$ -	$ -	$ 3,600	$ 1,700
Long-term debt	$ -	$ -	$ -	$ -	$ 3,600
Total liabilities	$ 1,182	$ 1,237	$ 2,160	$ 5,905	$ 6,605
Stockholders' equity	$ 21,392	$ 20,539	$ 20,700	$ 18,829	$ 18,433

President's Message

We are pleased to report that fiscal year 2004 was much improved over last year. During fiscal 2004, the industry experienced a higher level of marine seismic activity, which led to higher sales of the Company's geophysical equipment products. In addition, the gradual improvement in the U.S. economy benefited our industrial products business. There were other positive events during fiscal 2004: the first sale of our new air gun and the completion of the first stage of a new geophysical equipment product. We will discuss these promising developments later on in this letter. But first, let me tell you about the improved operating results for fiscal 2004 and the improvements made to Bolt's financial condition.

The Company's consolidated sales increased by 37% to $14,806,000 from $10,842,000 last year, and net income amounted to $853,000 or $0.16 per diluted share compared to a net loss of $161,000 or ($0.03) per diluted share last year. On the balance sheet side, our working capital increased to $9,330,000 at June 30, 2004 from $8,331,000 at June 30, 2003, and during all of fiscal 2004, the Company remained debt free. Cash flow for fiscal 2004 was positive, and our cash position increased from $1,922,000 at June 30, 2003 to $2,890,000 at June 30, 2004.

Sales of geophysical equipment in fiscal 2004 increased by $3,611,000 or 44%. This increase reflected several sales of complete energy source systems, higher sales of air gun replacement parts and underwater electrical connectors, and the first sale of the Company's Annular Port Guns ("APG"). During fiscal 2003, the Company was affected by an industry-wide slowdown of marine seismic activity, which negatively impacted the Company's geophysical equipment business. In particular, the Company did not ship any complete energy source systems until late in the fourth quarter of fiscal 2003 and sales of air gun replacement parts and underwater electrical connectors were depressed. Although the slowdown in marine seismic activity continued in fiscal 2004, it was not as severe as in the prior year, and the Company believes there are signs that it is abating further as we move into fiscal 2005.

Consolidated cost of sales as a percentage of consolidated sales was 62% for the year ended June 30, 2004, which was down from 66% in the prior year. This improvement was due principally to higher manufacturing efficiencies in 2004 as a result of the 37% sales increase. Research and development ("R&D") expenditures in fiscal 2004 included spending relating to the completion of stage one of the Company's digital Seismic Source Monitoring System ("SSMS"). SSMS will be utilized to measure air gun depth, air pressure and "near field" energy output for each gun array, enhancing the accuracy and therefore the usefulness of marine seismic survey data. No sales of SSMS were recorded in fiscal 2004 but, based on interest expressed by potential customers, the Company currently anticipates initial sales of this product in fiscal 2005.

Selling, general and administrative expenses increased by $297,000 or 8% for the year ended June 30, 2004 versus the prior year primarily due to higher bad debt expense and higher legal costs associated with the Securities and Exchange Commission's informal inquiry, which is discussed below.

The above-mentioned factors were the principal reasons why Bolt reported net income of $853,000 in fiscal 2004 versus the net loss of $161,000 last year.

The first sale of the Company's APG guns in the first quarter of fiscal 2004 was an important milestone for our Company. These air guns had been under development for several years and offer several superior operating features, including simplified multi-gun arrays resulting in less towing drag and easier deployment and retrieval. The first shipment of the APG guns is being used in the North Sea for 4-D seismic surveys in an existing oil and gas field. Information from these surveys is being used by reservoir engineers to more effectively target additional production drilling sites and manage production over the life of the field. Although to date there have been no additional APG gun sales, the Company continues to be cautiously optimistic given the advantages of the APG gun.

Our "number one priority" continues to be to provide top quality equipment to the marine seismic industry. The first sale of our APG guns and the development of stage one of SSMS in fiscal 2004 reinforce this commitment. We also uphold our commitment to not only develop world class products but to provide excellent service to our customers, including on-site visits to expedite installation of our energy source systems and to provide solutions to marine seismic problems.

By letter dated January 23, 2004, the Company was informed that the staff of the Securities and Exchange Commission (the "Staff") had begun an informal inquiry regarding certain corporate and accounting matters. In its letter, the Staff stated that the inquiry should not be construed to indicate that any federal securities laws had been violated or to reflect on the integrity of any person, the Company or its securities. Although the Company believes that it has acted properly and legally and is voluntarily cooperating with the Staff's informal inquiry, it can neither predict the length, scope or results of the informal inquiry, or the impact, if any, on its operations.

As we go into fiscal 2005, we are hopeful that increased marine seismic activity will continue. In this regard, the Company is cautiously optimistic based on: (1) the strong prevailing fundamentals, which include the high price of oil and increased worldwide energy demand; (2) outstanding sales proposals for geophysical equipment; (3) the current level of customer inquiries; (4) prospects for APG and SSMS sales; and (5) the anticipated continuing improvement in the U.S. economy. We also believe that our cash position at June 30, 2004 along with projected cash flow from operations will be adequate to meet foreseeable operating needs.

I express my sincerest appreciation to our professionals and staff for their contributions in making this year a success. I know that Bolt employees, at all locations, have worked hard and their many years of experience in the geophysical equipment and industrial products industries are the underlying reason for this success. Lastly, I thank the Board of Directors of the Company for their continued guidance and counsel, and our Stockholders for their trust and confidence.

Raymond M. Soto
Chairman, President and
Chief Executive Officer

The following management's discussion and analysis should be read together with the Consolidated Financial Statements and accompanying notes and other detailed information appearing elsewhere in this Annual Report and in the Company's Form 10-K for the year ended June 30, 2004 filed with the Securities and Exchange Commission. Please refer to the "Note Regarding Forward-Looking Statements" appearing on page 20 of this Annual Report.

Overview

Sales of the Company's geophysical products are generally related to the level of worldwide oil and gas exploration and development activity which is dependent, primarily, on oil and gas prices. During fiscal 2003, despite high oil and gas prices, the energy industry became increasingly more cautious on marine seismic exploration spending. This slowdown in marine seismic activity was industry-wide. During fiscal 2003, the Company did not ship any complete energy source systems until late in the fourth quarter, and sales of air gun replacement parts and underwater electrical connectors were depressed. Because of the slowdown in marine seismic activity, seismic contractors significantly reduced the size of their fleets. Such fleet contraction has resulted in lower sales of geophysical equipment, including the Company's air guns and underwater connectors. Although marine seismic exploration activity continues to be depressed, there has been improvement during fiscal 2004. Based on the high price of oil and increased worldwide energy demand, proposals that the Company has outstanding and the current level of customer inquiries, the Company currently anticipates marine seismic exploration activity to continue to improve into fiscal 2005.

Sales in the industrial products segment improved during fiscal 2004 reflecting the continuing improvement in the U.S. economy resulting in the addition of new customers and higher volume from existing customers.

Liquidity and Capital Resources

As of June 30, 2004, the Company considers current cash and cash equivalent balances and projected cash flow from operations adequate to meet foreseeable operating needs. However, as discussed below under "Year Ended June 30, 2004," in the event the Company exercises the option for the purchase of the land and building in Cypress, Texas, the Company may consider obtaining financing for such purchase.

Year Ended June 30, 2004 At June 30, 2004, the Company had $2,890,000 in cash and cash equivalents. For the year ended June 30, 2004, cash and cash equivalents increased by $968,000. Cash flow from operating activities after changes in operating assets and liabilities was $1,090,000 for the year ended June 30, 2004, primarily due to net income adjusted for depreciation and deferred income taxes partially offset by higher accounts receivable.

For the year ended June 30, 2004, the Company used $122,000 for capital expenditures funded from operating cash flow. The Company estimates that capital expenditures for fiscal year 2005 will be approximately $150,000. The Company expects to fund these capital expenditures from operating cash flow.

The Company has an option to purchase the land and building in Cypress, Texas where A-G is located for $1,000,000. The option expires in April of 2005, concurrent with the present lease expiration date. The Company currently believes that it will exercise the purchase option prior to its expiration date. In this regard, the Company is considering, among other things, when it will exercise the option and how it will fund the exercise price. Should external financing for all or a portion of the exercise price be deemed appropriate, the Company believes that it could obtain such financing at competitive terms.

Since a relatively small number of customers account for the majority of the Company's geophysical equipment sales, the consolidated accounts receivable balance tends to be concentrated in a small number of customers. At June 30, 2004 and 2003, the five customers with the highest balances due represented 40% and 46%, respectively, of the accounts receivable balances on those dates.

Year Ended June 30, 2003 At June 30, 2003, the Company had $1,922,000 in cash and cash equivalents. For the year ended June 30, 2003, cash and cash equivalents increased by $448,000. Cash flow from operating activities after changes in operating assets and liabilities was $519,000 for the year ended June 30, 2003, primarily due to a decrease in the level of accounts receivable partially offset by the fiscal 2003 net loss, higher inventories and lower accrued liabilities.

For the year ended June 30, 2003, the Company used $71,000 for capital expenditures.

In May 2002, the Company entered into a one-year $1,500,000 unsecured line of credit agreement with a bank to support working capital requirements. The Company never borrowed under this facility which expired in May 2003.

In October 1998, the Company's Board of Directors approved a stock repurchase program under which the Company was authorized to buy up to 500,000 shares of its Common Stock in open market or private transactions. Although the program remains authorized, the Company has not repurchased any shares and currently has no plan to make repurchases.

Off-Balance Sheet Arrangements The Company has no off-balance sheet financing arrangements. In addition, the Company does not have any relationship with unconsolidated entities or any special purpose entities and has not issued any guarantees.

Contractual Obligations The Company has no long-term borrowings, capital leases, purchase obligations or other long-term liabilities at June 30, 2004 and 2003. The Company is obligated for minimum lease payments as of June 30, 2004 under several operating leases for its facilities. The total minimum payments due under such leases is $1,349,000 payable during the following periods: less than one year - $452,000;

1 to 3 years - $666,000; and 3 to 5 years - $231,000. Such amounts are exclusive of any "additional rent" for taxes, utilities or similar charges, under triple net leases. See Note 8 to the Consolidated Financial Statements under "Lease Commitments," for further information regarding future payments and other information relating to such leases.

Securities and Exchange Commission Informal Inquiry By letter dated January 23, 2004, the Company was informed that the staff of the Securities and Exchange Commission (the "Staff") had begun an informal inquiry regarding certain corporate and accounting matters. In its letter, the Staff stated that the inquiry should not be construed to indicate that any federal securities laws had been violated or to reflect on the integrity of any person, the Company or its securities. Although the Company believes that it has acted properly and legally and is voluntarily cooperating with the Staff's informal inquiry, it can neither predict the length, scope or results of the informal inquiry, or the impact, if any, on its operations. To date, the Company has complied with the information requests of the Staff.

Results of Operations

Year Ended June 30, 2004 Compared to Year Ended June 30, 2003 Sales for the year ended June 30, 2004 increased by $3,964,000 or 37%, from the year ended June 30, 2003. Sales of geophysical equipment increased by $3,611,000 or 44% primarily due to several complete energy source systems sales of traditional guns which amounted to $2,243,000 and the first sale of the Company's Annular Port Guns which amounted to $594,000. The remainder of the increase was attributable to higher sales of air gun replacement parts and underwater electrical connectors reflecting increased marine seismic activity. In contrast, sales of complete energy source systems sales during year ended June 30, 2003 amounted to only $395,000. Industrial products sales for the year ended June 30, 2004 increased by $353,000 or 13% from the year ended June 30, 2003 primarily reflecting higher volume associated with the gradual improvement in the domestic economy and the addition of new customers.

Consolidated cost of sales as a percentage of consolidated sales was 62% for the year ended June 30, 2004 versus 66% for the year ended June 30, 2003. Cost of sales as a percentage of sales for the geophysical segment decreased from 69% for the year ended June 30, 2003 to 63% for the year ended June 30, 2004, due primarily to higher manufacturing efficiencies associated with the 44% sales increase. Increases to the inventory valuation reserve in fiscal 2004 and 2003 were $243,000 and $282,000, respectively. These amounts were charged to cost of sales. Cost of sales as a percentage of sales for the industrial products segment increased from 55% for the year ended June 30, 2003 to 56% for the year ended June 30, 2004 due primarily to higher compensation costs.

Research and development expense in fiscal 2004 was $2,000 more than in the prior fiscal year, reflecting work on the development of a new product, the Seismic Source Monitoring System, and a reduction in spending on the Annular Port Gun project.

Selling, general and administrative expenses increased by $297,000 or 8% for the year ended June 30, 2004 versus the year ended June 30, 2003, primarily due to increased bad debt expense ($121,000) and higher professional fees ($99,000). Higher professional fees relate primarily to costs associated with the Securities and Exchange Commission's informal inquiry.

The Company conducted, with the assistance of an independent valuation firm, an annual impairment test of goodwill balances as of July 1, 2004 and 2003. The results of these tests indicated that there was no impairment of the July 1, 2004 and 2003 goodwill balances.

The provision for income taxes for the year ended June 30, 2004 was $455,000, an effective tax rate of 35%, which was higher than the federal statutory rate of 34% primarily due to the effect of state income taxes and nondeductible expenses, partially offset by exempt income relating to foreign sales. The provision for income taxes for the year ended June 30, 2003 was a benefit of $174,000 reflecting a loss before income taxes of $335,000 and an increase in net deferred tax assets partially offset by state income taxes.

The above-mentioned factors resulted in a net income for the year ended June 30, 2004 of $853,000 compared to net loss of $161,000 for the year ended June 30, 2003.

Year Ended June 30, 2003 Compared to Year Ended June 30, 2002 Sales for the year ended June 30, 2003 decreased by $7,149,000 or 40%, from the year ended June 30, 2002. Sales of geophysical equipment decreased by $7,315,000 or 47%, reflecting the industry-wide slowdown in marine seismic activity due to cautious exploration spending by energy companies which, in turn, resulted in lower demand for air guns, air gun replacement parts and underwater connectors by seismic marine exploration contractors, which are the Company's major customers. This decrease was partially offset by a $166,000 or 7% increase in sales of industrial products compared to the year ended June 30, 2002, as that business began to show improvement from the prior year due to improved conditions in the domestic economy. With such improvement, this segment was able to add new customers and achieve higher sales volumes from existing customers.

Consolidated cost of sales as a percentage of consolidated sales increased from 55% for the year ended June 30, 2002 to 66% for the year ended June 30, 2003. This increase was due primarily to the geophysical equipment segment. Cost of sales for the geophysical equipment segment increased from 55% for the year ended June 30, 2002 to 69% for the year ended June 30, 2003, due primarily to lower manufacturing efficiencies associated with the 47% sales decrease mentioned above. In addition, cost of sales for the geophysical equipment segment for the year ended June 30, 2003 includes a charge of $282,000 to increase the inventory valuation reserve to recognize that the current supply of certain inventory items exceeds estimated future demand resulting from the industry-wide slowdown in marine seismic activity during the year ended June 30, 2003. There was no increase to the inventory valuation reserve during the year ended June 30, 2002. Cost

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of sales for the industrial products segment decreased from 56% for the year ended June 30, 2002 to 55% for the year ended June 30, 2003 reflecting slightly higher manufacturing efficiencies resulting from the 7% increase in sales.

Research and development expense decreased by $47,000 or 19% for fiscal year 2003 over fiscal year 2002 because a major research and development program, the APG Gun, reached near completion in the fourth quarter of fiscal year 2002.

Selling, general and administrative expenses decreased by $647,000 or 14% for the year ended June 30, 2003 versus the year ended June 30, 2002, primarily due to lower compensation costs ($408,000) and lower bad debt expense ($191,000).

The Company conducted, with the assistance of an independent valuation firm, an annual impairment test of goodwill balances as of July 1, 2003 and 2002. The results of these tests indicated that there was no impairment of the July 1, 2003 and 2002 goodwill balances.

Interest expense for the year ended June 30, 2003 was zero versus $194,000 for the year ended June 30, 2002. The reason for this decrease was the payment in full in April 2002 of the note issued in connection with the A-G Geophysical Products, Inc. acquisition.

The provision for income taxes for the year ended June 30, 2003 was a benefit of $174,000 reflecting a loss before income taxes of $335,000 and an increase in net deferred tax assets partially offset by state income taxes. The provision for income taxes for the year ended June 30, 2002 was $1,218,000, an effective tax rate of 39%, which was higher than the federal statutory rate of 34% primarily due to the effect of state income taxes.

The above-mentioned factors resulted in a net loss for the year ended June 30, 2003 of $161,000 compared to net income of $1,871,000 for the year ended June 30, 2002.

Critical Accounting Policies

The methods, estimates and judgments the Company uses in applying the accounting policies most critical to its financial statements have a significant impact on the results the Company reports in its financial statements. The Securities and Exchange Commission has defined the most critical accounting policies as the ones that are most important to the portrayal of the Company's financial condition and results, and requires the Company to make its most difficult and subjective judgments.

Based on this definition, the Company's most critical policies include: recording of inventory reserves; deferred taxes; and the potential impairment of goodwill. These policies are discussed below. The Company also has other key accounting policies, including policies for revenue recognition and establishment of bad debt reserves. The Company believes that these other policies either do not generally require it to make estimates and judgments that are as difficult or as subjective, or that it is less likely that they would have a material impact on the Company's reported results of operations for a given period. See Note 1 to the Company's Consolidated Financial Statements for additional information.

Although the Company believes that its estimates and assumptions are reasonable, these are based upon information available at the end of each reporting period and involve inherent risks and uncertainties. Actual results may differ significantly from the Company's estimates and its estimates could be different using different assumptions or conditions.

Inventory Reserves A significant source of the Company's revenue arises from the sale of replacement parts required by customers who have previously purchased products. As a result, the Company maintains a large quantity of parts on hand that may not be sold or used in final assemblies for an extended period of time. In order to recognize that certain inventory may become obsolete or have supplies in excess of reasonable supportable sales forecasts, management establishes an inventory valuation reserve. The inventory valuation reserve is a significant estimate made by management and the actual results may differ from this estimate and the difference could be material. Management establishes the inventory valuation reserve by reviewing the inventory for items that should be reserved in full based on a lack of usage for a specified period of time and for which future demand is not forecasted and establishes an additional reserve for slow moving inventory based on varying percentages of the cost of the items. At June 30, 2004 and 2003 approximately $1,828,000 and $3,320,000, respectively, of the raw materials and sub-assemblies inventory were considered slow moving and subject to a reserve provision equal to all or a portion of the cost, less an estimate for scrap value. In many instances, this inventory has been unsold for more than five years from date of manufacture or purchase, and in other instances the Company has more than a five-year supply of inventory on hand based on recent sales volume. At June 30, 2004, the cost of inventory which has more than a five-year supply on hand and the cost of inventory which has had no sales during the last five years amounted to approximately $1,179,000. Management nevertheless believes that this inventory is properly valued and appropriately reserved. Even if management's estimate were incorrect, that would not result in a current cash charge since the cash required to manufacture or purchase the older inventory was expended in prior years.

The Company records increases in inventory valuation reserves in cost of sales and decreases in inventory valuation reserves when items are scrapped or disposed of. During the fiscal year ended June 30, 2004, the inventory valuation reserve was increased by $279,000 ($243,000 charged to cost of sales). In addition, during fiscal 2004 the Company scrapped or disposed of items which had a cost of $882,000, which represents 59% of the difference between the $1,828,000 and $3,320,000 amounts referred to above, with the remaining decrease attributed to increased sales activity.

Deferred Taxes The Company applies an asset and liability approach to accounting for income taxes. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. The recoverability of deferred tax assets is dependent upon the Company's assessment of whether it is more likely than not that sufficient future taxable income will be generated in the relevant tax jurisdiction to utilize the deferred tax asset. The Company reviews its internal forecasted sales and pre-tax earnings estimates to make its assessment about the utilization of deferred tax assets. In the event the Company determines that future taxable income will not be sufficient to utilize the deferred tax asset, a valuation allowance is recorded. If that assessment changes, a charge or a benefit would be recorded in the consolidated statement of income. The Company has concluded that no deferred tax valuation allowance was necessary at June 30, 2004 and 2003 because future taxable income is believed to be sufficient to utilize the deferred tax asset. Net deferred tax assets decreased by $372,000 from $816,000 at June 30, 2003 to $444,000 at June 30, 2004 reflecting principally the net decrease in the inventory valuation reserve ($235,000), amortization of goodwill for tax purposes ($99,000) and utilization of the tax loss carry-forward ($52,000). The decrease in the deferred tax asset relating to the inventory valuation reserve was due primarily to the disposal of inventory ($882,000) during fiscal year 2004.

Goodwill Impairment Testing As required by SFAS No. 142, "Goodwill and Other Intangible Assets," the Company reviews goodwill for impairment annually or more frequently if impairment indicators arise. Goodwill was tested for impairment as of July 1, 2001, the initial test, and as of each July 1 thereafter through July 1, 2004. All four tests were conducted by management with the assistance of an independent valuation company and the results of such tests indicated no impairment. The Company's goodwill carrying amounts relate solely to the acquisition of Custom Products and A-G, which are two SFAS 142 reporting units. Bolt, the parent of Custom Products and A-G, is a third reporting unit and has no goodwill. Both Bolt and A-G are in the geophysical equipment segment, and Custom Products is in the industrial products segment. Step one of the goodwill impairment test is to compare the "fair value" of the reporting unit with its "carrying amount." The fair value of a reporting unit is the amount that a willing party would pay to buy or sell the unit other than in a forced liquidation sale. The carrying amount of a reporting unit is total assets, including goodwill, minus total liabilities. If the fair value of a reporting unit is greater than the carrying value, the Company considers goodwill not to be impaired. If the fair value is below the carrying value, the Company would proceed to the next step, which is to measure the amount of the impairment loss. Any such impairment loss would be recognized in the Company's results of operations in the period in which the impairment loss arose. The Company's method of determining the fair value of the Custom and A-G reporting units is to obtain from the valuation company an estimate of the fair value of these reporting units based on up to three different valuation approaches: a) a capitalized cash flow method, b) a market approach that gives consideration to the prices paid for publicly traded stocks, and c) a projected net income approach that examines the projected net income of certain publicly traded stocks and determines a multiple of earnings that the valuation specialist believes should be applied to the business unit's estimated earnings.

The Company reviewed the estimated fair values utilizing each of the above approaches, and in each of the four annual tests performed, utilized the discounted cash flow method when reviewing for impairment. The results of the other methods were also generally consistent with the Company's conclusion that goodwill was not impaired. The Company also compared the values from the above approaches to the market capitalization of the Company (including the Bolt unit that has no goodwill reflected in the financial statements) to provide an overall test to ascertain the reasonableness of the approach used. At all annual impairment test dates except July 1, 2003, the Company's market capitalization exceeded the carrying value of stockholders' equity at the impairment test date. At July 1, 2003, the Company's market capitalization was less than the Company's stockholders' equity, however this condition was reversed by August 2003 when the market price of the Company's stock increased.

Goodwill represents approximately 49% of the Company's total assets at June 30, 2004, and is thus a significant estimate made by management. Even if management's estimate were incorrect, that would not result in a current cash charge because the Company's goodwill amounts reflected on its balance sheet arose out of acquisition accounting several years ago. See Notes 1 and 2 to the Company's Consolidated Financial Statements for additional information concerning goodwill.

Recent Accounting Developments

Revenue Recognition In December 2003, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 104 ("SAB 104"), "Revenue Recognition." SAB 104 supersedes SAB 101, "Revenue Recognition in Financial Statements." As a result of the issuance of EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," the SEC issued SAB 104 primarily to rescind accounting guidance provided by SAB 101 relating to multiple element revenue arrangements. SAB 104's accounting guidance for multiple element revenue arrangements is the same as EITF 00-21, and the other revenue recognition concepts contained in SAB 101 remain largely unchanged. The Company adopted the provisions of SAB 104 in the third quarter of fiscal year 2004, retroactive to July 1, 2003. The adoption of SAB 104 had no effect on the Company's financial position at June 30, 2004 or results of operations for the year ended June 30, 2004.

Employer's Disclosures about Pensions and Other Postretirement Benefits In December 2003, the FASB issued SFAS No. 132 (Revised 2003) ("SFAS 132 Revised"), "Employers' Disclosures about Pensions and Other Postretirement Benefits." The adoption of SFAS 132 Revised will not have any impact on the Company's disclosures because the Company does not have any defined benefit pension plans or other defined benefit postretirement plans.

Consolidation of Variable Interest Entities In December 2003, the FASB issued Interpretation No. 46 (Revised 2003), "Consolidation of Variable Interest Entities." The adoption of this revision does not have any impact on the Company's Consolidated Financial Statements since the Company does not have any variable interest entities.

Consolidated Statements of Income (Loss)

Bolt Technology Corporation and Subsidiaries

For the Years Ended June 30,	2004	2003	2002
REVENUES:			
Sales	$ 14,806,000	$ 10,842,000	$ 17,991,000
COSTS AND EXPENSES:			
Cost of sales	9,135,000	7,116,000	9,967,000
Research and development	208,000	206,000	253,000
Selling, general and administrative	4,170,000	3,873,000	4,520,000
Interest expense	-	-	194,000
Interest income	(15,000)	(18,000)	(32,000)
	13,498,000	11,177,000	14,902,000
Income (loss) before income taxes	1,308,000	(335,000)	3,089,000
Provision (benefit) for income taxes	455,000	(174,000)	1,218,000
NET INCOME (LOSS)	$ 853,000	$ (161,000)	$ 1,871,000
EARNINGS (LOSS) PER SHARE:			
Basic	$ 0.16	$ (0.03)	$ 0.35
Diluted	$ 0.16	$ (0.03)	$ 0.35
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:			
Basic	5,414,357	5,414,357	5,411,890
Diluted	5,488,510	5,414,357	5,416,281

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

Bolt Technology Corporation and Subsidiaries

June 30,	2004	2003
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 2,890,000	$ 1,922,000
Accounts receivable, less allowance for uncollectible accounts of $60,000 in 2004 and 2003	2,336,000	1,695,000
Inventories	4,687,000	5,078,000
Deferred income taxes	425,000	713,000
Other current assets	174,000	160,000
	10,512,000	9,568,000
Plant and Equipment:		
Leasehold improvements	351,000	346,000
Geophysical equipment	-	269,000
Machinery and equipment	6,131,000	6,053,000
Equipment held for rental	-	320,000
	6,482,000	6,988,000
Less accumulated depreciation	(5,621,000)	(6,092,000)
	861,000	896,000
Goodwill, net	11,084,000	11,127,000
Deferred Income Taxes	19,000	103,000
Other Assets	98,000	82,000
	$ 22,574,000	$ 21,776,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 461,000	$ 480,000
Accrued expenses	721,000	757,000
	1,182,000	1,237,000
Stockholders' Equity:		
Common stock, no par value, authorized 9,000,000 shares; issued and outstanding 5,414,357 shares	26,152,000	26,152,000
Accumulated Deficit	(4,760,000)	(5,613,000)
Total Stockholders' Equity	21,392,000	20,539,000
	$ 22,574,000	$ 21,776,000

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Bolt Technology Corporation and Subsidiaries

For the Years Ended June 30,	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 853,000	$ (161,000)	$ 1,871,000
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Depreciation and amortization	279,000	281,000	321,000
Deferred income taxes	415,000	(194,000)	1,053,000
	1,547,000	(74,000)	3,245,000
Change in operating assets and liabilities:			
Accounts receivable	(641,000)	1,814,000	1,098,000
Inventories	269,000	(344,000)	(242,000)
Other assets	(30,000)	(79,000)	(4,000)
Accounts payable	(19,000)	(15,000)	(489,000)
Accrued liabilities	(19,000)	(737,000)	70,000
Income taxes payable	(17,000)	(46,000)	149,000
Net cash provided by operating activities	1,090,000	519,000	3,827,000
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property and equipment	(122,000)	(71,000)	(82,000)
Net cash used in investing activities	(122,000)	(71,000)	(82,000)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repayment of debt	-	-	(3,600,000)
Net cash used in financing activities	-	-	(3,600,000)
Net increase in cash	968,000	448,000	145,000
Cash and cash equivalents at beginning of year	1,922,000	1,474,000	1,329,000
Cash and cash equivalents at end of year	$ 2,890,000	$ 1,922,000	$ 1,474,000
Supplemental disclosure of cash flow information:			
Cash transactions:			
Interest paid	$ -	$ -	$ 194,000
Income taxes paid	$ 63,000	$ 65,000	$ 121,000
Non-cash transactions:			
Transfer of inventory to plant and equipment	$ 122,000	$ -	$ -

See Notes to Consolidated Financial Statements.

Note 1 Description of Business and Significant Accounting Policies

The Company consists of three operating units: Bolt Technology Corporation ("Bolt"), A-G Geophysical Products, Inc. ("A-G") and Custom Products Corporation ("Custom Products"). Bolt and A-G are in the "geophysical equipment" segment. Bolt manufactures and sells marine seismic energy sources (air guns) and replacement parts, and A-G manufactures and sells underwater cables, connectors and hydrophones. Custom Products, which is in the "industrial products" segment, manufactures and sells miniature industrial clutches and brakes and sells sub-fractional horsepower electrical motors.

Principles of Consolidation The Consolidated Financial Statements include the accounts of Bolt and its subsidiary companies. All significant intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Allowance for Uncollectible Accounts The allowance for uncollectible accounts is established through a provision for bad debts charged to expense. Accounts receivable are charged against the allowance for uncollectible accounts when the Company believes that collectibility of the principal is unlikely. The allowance is an amount that the Company believes will be adequate to absorb estimated losses on existing accounts receivable, based on the evaluation of the collectibility of accounts receivable and prior bad debt experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the accounts receivable, overall accounts receivable quality, review of specific problem accounts receivable, and current economic and industry conditions that may affect the customer's ability to pay. While the Company uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic and industry conditions.

Inventories Inventories are valued at the lower of cost or market, with cost principally determined on an average cost method which approximates the first-in, first-out method. The Company maintains an inventory valuation reserve to provide for slow moving and obsolete inventory. Amounts are charged to the reserve when the Company scraps or disposes of inventory. See Note 3 to Consolidated Financial Statements for additional information concerning inventories.

Plant and Equipment Plant and equipment are stated at cost. Depreciation for financial accounting purposes is computed using the straight-line method over the estimated useful lives of 5 to 10 years for machinery and equipment and rental assets, 1 to 10 years for geophysical equipment, 15 to 30 years for buildings, and over the term of the lease for leasehold improvements. Major improvements which add to the productive capacity or extend the life of an asset are capitalized, while repairs and maintenance are charged to expense as incurred.

Goodwill Goodwill represents the excess cost over the value of net tangible assets acquired in business combinations and until June 30, 2001 was being amortized using the straight-line method over 20 years. Accumulated amortization at June 30, 2004 and 2003 was $1,750,000. Effective July 1, 2001, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill amortization ceased when the new standard was adopted. The standard also required an initial goodwill impairment test in the year of adoption and annual impairment tests thereafter. The initial impairment test of the goodwill balance as of July 1, 2001 and annual impairment tests of the goodwill balance as of July 1, 2002, July 1, 2003 and July 1, 2004 were conducted and the tests indicated no impairment. The tests were conducted by management with the assistance of an independent valuation company. See Note 2 to Consolidated Financial Statements for additional information concerning goodwill.

Revenue Recognition and Warranty Costs The Company recognizes sales revenue when it is realized and earned. The Company's reported sales revenue is based on meeting the following criteria:

1. Manufacturing products based on customer specifications.
2. Delivering product to the customer before the close of the reporting period. Delivery results in the transfer of ownership risk to the customer.
3. Establishing a set sales price with the customer.
4. Collecting the sales revenue from the customer is reasonably assured.

Warranty costs and product returns incurred by the Company have not been significant.

Income Taxes The provision for income taxes is determined under the liability method. Deferred tax assets and liabilities are recognized based on differences between the book and tax bases of assets and liabilities using currently enacted tax rates. The provision (benefit) for income taxes is the sum of the amount of income tax paid or payable for the year determined by applying the provisions of enacted tax laws to the taxable income for that year and the net change during the year in the Company's deferred tax assets and liabilities. See Note 4 to Consolidated Financial Statements for additional information concerning the provision for income taxes and deferred tax assets.

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Stock-Based Compensation The Company adopted SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" in 2003 and SFAS No. 123, "Accounting for Stock-Based Compensation" in 1997. Under SFAS No. 123, as amended by SFAS No. 148, companies can, but are not required to, elect to recognize compensation expense for all stock-based awards using a fair value methodology. The Company has adopted the disclosure-only provisions, as permitted by SFAS Nos. 123 and 148. In this regard, the Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock-based plans. Accordingly, no compensation expense is recognized for grants under the Company's stock option plan.

Had compensation cost for stock options granted been determined in accordance with the provisions of SFAS No. 123, as amended by SFAS No. 148, net income (loss) and earnings (loss) per share would have been as follows:

Years Ended June 30,	2004	2003	2002
Net income (loss), as reported	$ 853,000	$ (161,000)	$ 1,871,000
Additional compensation cost determined under the fair value method for all stock option grants, net of income tax effect	101,000	71,000	1,000
Net income (loss), pro forma	$752,000	$ (232,000)	$ 1,870,000
Basic and diluted earnings (loss) per share:			
As reported	$ 0.16	$ (0.03)	$ 0.35
Pro forma	$ 0.14	$ (0.04)	$ 0.35

See Note 6 to Consolidated Financial Statements for additional information concerning stock options.

Long-Lived Assets The Company's long-lived assets consist of plant and equipment and other current and non-current assets. The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of a long-lived asset is considered impaired when anticipated undiscounted cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. The Company's reviews as of June 30, 2004 and 2003 did not result in any indicators of impairment and therefore no impairment tests were performed.

Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. The most critical estimates made by the Company are those relating to inventory valuation reserves, goodwill impairment and the realization of deferred tax assets. Actual results could differ from those estimates.

Computation of Earnings (Loss) Per Share Basic earnings (loss) per share is computed by dividing net income (loss) by the average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the average number of common shares outstanding assuming dilution, the calculation of which assumes that all stock options are exercised at the beginning of the period and the proceeds used to purchase shares at the average market price for the period. The following is a reconciliation from basic earnings (loss) per share to diluted earnings (loss) per share for each of the last three years:

Years Ended June 30,	2004	2003	2002
Net income (loss) available to common stockholders	$ 853,000	$ (161,000)	$ 1,871,000
Divided by:			
Weighted average common shares	5,414,357	5,414,357	5,411,890
Weighted average common share equivalents	74,153	-	4,391
Total weighted average common shares and common share equivalents	5,488,510	5,414,357	5,416,281
Basic earnings (loss) per share	$ 0.16	$ (0.03)	$ 0.35
Diluted earnings (loss) per share	$ 0.16	$ (0.03)	$ 0.35

For the years ended June 30, 2004 and 2002, the calculations do not include options to acquire 28,000 shares and 160,000 shares, respectively, since their inclusion would have been anti-dilutive. For the year ended June 30, 2003, the effect of common stock equivalents relating to stock options was not included in the calculation because to do so would have been anti-dilutive.

Recent Accounting Developments

Revenue Recognition In December 2003, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 104 ("SAB 104"), "Revenue Recognition." SAB 104 supersedes SAB 101, "Revenue Recognition in Financial Statements." As a result of the issuance of EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," the SEC issued SAB 104 primarily to rescind accounting guidance provided by SAB 101 relating to multiple element revenue arrangements. SAB 104's accounting guidance for multiple element revenue arrangements is the same as EITF 00-21, and the other revenue recognition concepts contained in SAB 101 remain largely unchanged. The Company adopted the provisions of SAB 104 in the third quarter of fiscal year 2004, retroactive to July 1, 2003. The adoption of SAB 104 had no effect on the Company's financial position at June 30, 2004 or results of operations for the year ended June 30, 2004.

Employer's Disclosures about Pensions and Other Postretirement Benefits In December 2003, the FASB issued SFAS No. 132 (Revised 2003) ("SFAS 132 Revised"), "Employers' Disclosures about Pensions and Other Postretirement Benefits". The adoption of SFAS No. 132 Revised will not have any impact on the Company's disclosures because the Company does not have any defined benefit pension plans or other defined benefit postretirement plans.

Consolidation of Variable Interest Entities In December 2003, the FASB issued Interpretation No. 46 (Revised 2003), "Consolidation of Variable Interest Entities." The adoption of this revision does not have any impact on the Company's Consolidated Financial Statements since the Company does not have any variable interest entities.

Note 2 Goodwill

The composition of the net goodwill balance at June 30 is as follows:

	2004	2003
A-G (Geophysical Equipment Segment)	$ 7,679,000	$ 7,679,000
Custom Products (Industrial Products Segment)	3,405,000	3,448,000
	$ 11,084,000	$ 11,127,000

The acquisition of Custom Products in fiscal year 1998 generated tax deductible goodwill which exceeded the goodwill recorded for book purposes. The goodwill reduction for Custom Products during fiscal year 2004 of $43,000 is a result of the tax benefits generated by the goodwill deductible for tax purposes.

As required by SFAS No. 142, "Goodwill and Other Intangible Assets," the Company reviews goodwill for impairment annually or more frequently if impairment indicators arise. Goodwill was tested for impairment as of July 1, 2001, the initial test, and as of each July 1 thereafter through July 1, 2004. All four tests were conducted by management with the assistance of an independent valuation company and the results of such tests indicated no impairment. The Company's goodwill carrying amounts relate solely to the acquisition of Custom Products and A-G, which are two SFAS 142 reporting units. Bolt, the parent of Custom Products and A-G, is a third reporting unit and has no goodwill. Both Bolt and A-G are in the geophysical equipment segment, and Custom Products is in the industrial products segment. Step one of the goodwill impairment test is to compare the "fair value" of the reporting unit with its "carrying amount." The fair value of a reporting unit is the amount that a willing party would pay to buy or sell the unit other than in a forced liquidation sale. The carrying amount of a reporting unit is total assets, including goodwill, minus total liabilities. If the fair value of a reporting unit is greater than the carrying value, the Company considers goodwill not to be impaired. If the fair value is below the carrying value, the Company would proceed to the next step, which is to measure the amount of the impairment loss. Any such impairment loss would be recognized in the Company's results of operations in the period in which the impairment loss arose. The Company's method of determining the fair value of the Custom and A-G reporting units is to obtain from the valuation company an estimate of the fair value of these reporting units based on up to three different valuation approaches: a) a capitalized cash flow method, b) a market approach that gives consideration to the prices paid for publicly traded stocks, and c) a projected net income approach that examines the projected net income of certain publicly traded stocks and determines a multiple of earnings that the valuation specialist believes should be applied to the business unit's estimated earnings.

The Company reviewed the estimated fair values utilizing each of the above approaches, and in each of the four annual tests performed, utilized the discounted cash flow method when reviewing for impairment. The results of the other methods were also generally consistent with the Company's conclusion that goodwill was not impaired. The Company also compared the values from the above approaches to the market capitalization of the Company (including the Bolt unit that has no goodwill reflected in the financial statements) to provide an overall test to ascertain the reasonableness of the approach used. At all annual impairment test dates except July 1, 2003, the Company's market capitalization exceeded the carrying value of stockholders' equity at the impairment test date. At July 1, 2003, the Company's market capitalization was less than the Company's stockholders' equity, however this condition was reversed by August 2003 when the market price of the Company's stock increased.

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Goodwill represents approximately 49% of the Company's total assets at June 30, 2004, and is thus a significant estimate made by management. Even if management's estimate were incorrect, that would not result in a current cash charge because the Company's goodwill amounts reflected on its balance sheet arose out of acquisition accounting several years ago.

Note 3 Inventories

Inventories at June 30 consist of the following:

	2004	2003
Raw materials and sub-assemblies	$ 4,913,000	$ 5,629,000
Work-in-process	368,000	646,000
	5,281,000	6,275,000
Less-Reserve for inventory valuation	(594,000)	(1,197,000)
	$ 4,687,000	$ 5,078,000

A significant source of the Company's revenue arises from the sale of replacement parts required by customers who have previously purchased products. As a result, the Company maintains a large quantity of parts on hand that may not be sold or used in final assemblies for an extended period of time. In order to recognize that certain inventory may become obsolete or have supplies in excess of reasonable supportable sales forecasts, management establishes an inventory valuation reserve. The inventory valuation reserve is a significant estimate made by management and the actual results may differ from this estimate and the difference could be material. Management establishes the inventory valuation reserve by reviewing the inventory for items that should be reserved in full based on a lack of usage for a specified period of time and for which future demand is not forecasted and establishes an additional reserve for slow moving inventory based on varying percentages of the cost of the items. At June 30, 2004 and 2003 approximately $1,828,000 and $3,320,000, respectively, of the raw materials and sub-assemblies inventory were considered slow moving and subject to a reserve provision equal to all or a portion of the cost, less an estimate for scrap value. In many instances, this inventory has been unsold for more than five years from date of manufacture or purchase, and in other instances the Company has more than a five-year supply of inventory on hand based on recent sales volume. At June 30, 2004, the cost of inventory which has more than a five-year supply on hand and the cost of inventory which has had no sales during the last five years amounted to approximately $1,179,000. Management nevertheless believes that this inventory is properly valued and appropriately reserved. Even if management's estimate were incorrect, that would not result in a current cash charge since the cash required to manufacture or purchase the older inventory was expended in prior years.

The Company records increases in inventory valuation reserves in cost of sales and decreases in inventory valuation reserves when items are scrapped or disposed of. During the fiscal year ended June 30, 2004, the inventory valuation reserve was increased by $279,000 ($243,000 charged to cost of sales). In addition, during fiscal 2004 the Company scrapped or disposed of items which had a cost of $882,000, which represents 59% of the difference between the $1,828,000 and $3,320,000 amounts referred to above, with the remaining decrease attributed to increased sales activity.

Note 4 Income Taxes

Income tax expense (benefit) consists of the following:

Years Ended June 30,	2004	2003	2002
Current:			
Federal	$ (32,000)	$ -	$ -
State	72,000	20,000	165,000
Deferred:			
Federal	415,000	(171,000)	1,053,000
State	-	(23,000)	-
	$ 455,000	$ (174,000)	$ 1,218,000

A reconciliation of the federal statutory rate to the effective tax rate reflected in the total provision (benefit) for income taxes is as follows:

Years Ended June 30,	2004	2003	2002
Statutory rate	34 %	(34) %	34 %
State income taxes, net of federal tax benefit	4	(3)	5
Nondeductible expenses	1	5	1
Reduction in investment tax credit carry-forward	-	-	1
Exempt income from foreign sales	(4)	(10)	(2)
Increase in alternative minimum tax credit	-	(10)	-
Effective rate	35 %	(52) %	39 %

Deferred income taxes under the liability method reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Components of the Company's net deferred income tax asset at June 30 were as follows:

	2004	2003
Net deferred tax asset - current:		
Tax loss carry-forward	$ 170,000	$ 222,000
Inventory valuation reserve	232,000	467,000
Allowance for uncollectible accounts	23,000	24,000
	$ 425,000	$ 713,000
Net deferred tax asset -noncurrent:		
Alternative minimum tax credit carry-forward	$ 310,000	$ 310,000
Plant and equipment depreciation	53,000	38,000
Amortization of goodwill	(344,000)	(245,000)
	$ 19,000	$ 103,000

Note 5 Benefit Plans

The Company maintains defined contribution retirement plans covering substantially all employees who satisfy the age and service requirements of the plans. The Company's contributions to the plans are discretionary, and for the years ended June 30, 2004, 2003, and 2002 amounted to $213,000, $207,000, and $191,000, respectively.

Note 6 Stock Options

The Company's 1993 Stock Option Plan provided for the granting of options to purchase up to 550,000 shares of Common Stock of the Company at a price not less than fair market value at date of grant. Options granted to employees are exercisable for a period of up to ten years. The plan also provided for the granting to non-employee directors of options to purchase 3,000 shares of Common Stock each time they were elected directors. Under the terms of the plan, no options can be granted subsequent to June 30, 2003 but options granted prior to that date shall remain in effect until such options have been exercised or terminated in accordance with the plan and the terms of such options.

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A summary of the Stock Option Plan at June 30, 2004, 2003 and 2002 and the changes during the years ended on those dates is presented below.

	2004		2003		2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	357,000	$ 3.39	169,000	$ 6.24	224,000	$ 5.84
Granted	-	-	307,000	$ 3.08	3,000	$ 4.55
Exercised	-	-	-	-	(40,000)	$ 4.13
Expired	(22,000)	$ 6.32	(119,000)	$ 6.63	(18,000)	$ 5.70
Outstanding at end of year	335,000	$ 3.20	357,000	$ 3.39	169,000	$ 6.24

The following table summarizes information concerning outstanding and exercisable stock options at June 30, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding At June 30, 2004	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable At June 30, 2004	Weighted Average Exercise Price
$ 3.05 - $ 3.45	307,000	3.6 Years	$ 3.08	307,000	$ 3.08
$ 4.38 - $ 4.56	28,000	0.8 Years	$ 4.50	28,000	$ 4.50
	335,000	3.4 Years	$ 3.20	335,000	$ 3.20

The estimated fair value of options granted during 2003 and 2002 was $1.09 and $1.36 per share, respectively as estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2003	2002
Expected dividend yield	0 %	0 %
Expected stock price volatility	63 %	58 %
Risk-free interest rate	2.59 %	3.47 %
Expected life (years)	5	5

Note 7 Stockholders' Equity

Changes in issued Common Stock and Stockholders' Equity for each of the three years ended June 30, 2004 were as follows:

	Common Stock		Accumulated	
	Shares	Amount	Deficit	Total
Balance June 30, 2001	5,408,733	$ 26,152,000	$ (7,323,000)	$ 18,829,000
Exercise of stock options	5,624	-	-	-
Net income	-	-	1,871,000	1,871,000
Balance June 30, 2002	5,414,357	26,152,000	(5,452,000)	20,700,000
Net loss	-	-	(161,000)	(161,000)
Balance June 30, 2003	5,414,357	26,152,000	(5,613,000)	20,539,000
Net income	-	-	853,000	853,000
Balance June 30, 2004	5,414,357	$ 26,152,000	$ (4,760,000)	$ 21,392,000

Note 8 Commitments and Contingencies

Concentration of Credit Risk Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents and trade accounts receivable. The Company believes that the concentration of credit risk in its trade receivables is substantially mitigated by the Company's ongoing credit evaluation and its short collection terms. The Company does not generally require collateral from its customers but, in certain cases, the Company does require the customer to provide a letter of credit or an advance payment. In limited cases, the Company will grant customers extended payment terms of up to 12 months. The Company establishes an allowance for uncollectible accounts based upon factors surrounding the credit risk of specific customers. Historically, the Company has not incurred significant credit related losses. The Company invests its excess cash in time deposits with maturities of usually less than one month in an effort to maintain safety and liquidity.

Financial Instruments The Company does not hold or issue financial instruments for trading or hedging purposes, nor does it hold interest rate, leveraged, or other types of derivative financial instruments. Fair values of accounts receivable, accounts payable and accrued expenses reflected in the June 30, 2004 and 2003 balance sheets approximate carrying values at those dates.

Lease Commitments The following table presents the Company's future minimum lease payments as of June 30, 2004 relating to its non-cancelable operating leases with terms in excess of one year:

Years Ended June 30,	Amount
2005	$ 452,000
2006	333,000
2007	333,000
2008	196,000
2009	35,000
Beyond 2009	-
	$ 1,349,000

Under such operating leases, rent expense amounted to $512,000, $478,000 and $470,000 for the years ended June 30, 2004, 2003 and 2002, respectively.

The Company's leases for its Norwalk, Connecticut office and manufacturing facilities expire in 2008. The Company has options to renew such leases for an additional five year period.

The Company's lease for its North Haven, Connecticut manufacturing facility expires in 2009. The Company does not have an option to renew such lease.

The Company leases a building in Cypress, Texas from the former shareholder of A-G Geophysical Products, Inc. for $10,750 per month. The lease agreement expires in April 2005, and also grants the Company an option to purchase the facility for $1,000,000 during the term of the lease. The Company presently intends to exercise this option prior to its expiration.

Employment Severance Agreements The Company has a severance compensation plan for certain executive officers and key employees of the Company which becomes operative upon their termination if such termination occurs within 24 months subsequent to a change in ownership of the Company, as defined in the plan.

The Company also has an employment agreement with its president and chief executive officer which provides for severance in the case of voluntary or involuntary termination following a change in control. This employment agreement has a term through June 30, 2007, subject to extension as set forth in the agreement.

The aggregate maximum potential severance liability under the above-mentioned agreements approximates $2,730,000 at June 30, 2004. No amounts were due as of that date because no events had occurred which would have triggered such liability.

Litigation From time to time, the Company is a party to routine litigation and proceedings that are considered part of the ordinary course of its business. The Company is not aware of any current or pending litigation.

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Securities and Exchange Commission Informal Inquiry By letter dated January 23, 2004, the Company was informed that the staff of the Securities and Exchange Commission (the "Staff") had begun an informal inquiry regarding certain corporate and accounting matters. In its letter, the Staff stated that the inquiry should not be construed to indicate that any federal securities laws had been violated or to reflect on the integrity of any person, the Company or its securities. Although the Company believes that it has acted properly and legally and is voluntarily cooperating with the Staff's informal inquiry, it can neither predict the length, scope or results of the informal inquiry, or the impact, if any, on its operations. To date, the Company has complied with the information requests of the Staff.

Note 9 Segment and Customer Information

The Company's reportable segments are "geophysical equipment" and "industrial products." Bolt and A-G are in the geophysical equipment segment. Custom Products is in the industrial products segment. The following table provides selected financial information for each segment for the years ended June 30, 2004, 2003 and 2002.

Fiscal 2004	Geophysical Equipment	Industrial Products	Total
Sales	$ 11,743,000	$ 3,063,000	$ 14,806,000
Interest income	15,000	-	15,000
Depreciation and amortization	250,000	29,000	279,000
Income before income taxes	775,000	533,000	1,308,000
Segment assets	17,828,000	4,746,000	22,574,000
Fixed asset additions	102,000	20,000	122,000

Fiscal 2003	Geophysical Equipment	Industrial Products	Total
Sales	$ 8,132,000	$ 2,710,000	$ 10,842,000
Interest income	18,000	-	18,000
Depreciation and amortization	247,000	34,000	281,000
Income (loss) before income taxes	(768,000)	433,000	(335,000)
Segment assets	17,004,000	4,772,000	21,776,000
Fixed asset additions	69,000	2,000	71,000

Fiscal 2002	Geophysical Equipment	Industrial Products	Total
Sales	$ 15,447,000	$ 2,544,000	$ 17,991,000
Interest income	32,000	-	32,000
Interest expense	194,000	-	194,000
Depreciation and amortization	284,000	37,000	321,000
Income before income taxes	2,738,000	351,000	3,089,000
Segment assets	18,165,000	4,695,000	22,860,000
Fixed asset additions	65,000	17,000	82,000

The Company does not allocate income taxes to segments.

The following table reports sales by country for the years ended June 30, 2004, 2003 and 2002. Sales are attributed to each country based on the location of the customer.

	2004	2003	2002
United States	$ 6,575,000	$ 5,861,000	$ 7,509,000
Norway	3,796,000	1,559,000	3,501,000
Peoples Republic of China	896,000	158,000	852,000
United Kingdom	876,000	497,000	1,786,000
France	809,000	947,000	765,000
Singapore	429,000	534,000	1,598,000
Former Soviet Union	377,000	238,000	1,101,000
Japan	350,000	203,000	134,000
Mexico	135,000	291,000	34,000
Canada	133,000	241,000	262,000
Germany	32,000	118,000	185,000
Other	398,000	195,000	264,000
	$ 14,806,000	$ 10,842,000	$ 17,991,000

A relatively small number of customers has accounted for the Company's geophysical equipment segment sales. Customers accounting for 10% or more of consolidated sales for 2004, 2003 and 2002 are as follows:

	2004	2003	2002
Customer A	7 %	12 %	17 %
Customer B	10 %	12 %	14 %

Note 10 Supplementary Information

Accrued expenses at June 30, 2004 and 2003 consist of the following:

	2004	2003
Compensation and related taxes	$ 189,000	$ 184,000
Compensated absences	272,000	244,000
Commissions payable	137,000	161,000
Professional fees	3,000	10,000
Income taxes payable	55,000	72,000
Other	65,000	86,000
	$ 721,000	$ 757,000

Note 11 Quarterly Results (unaudited)

The following table summarizes results for each of the four quarters in the years ended June 30, 2004 and 2003.

	Quarter Ended			
Fiscal 2004	Sept. 30	Dec. 31	March 31	June 30
Sales	$ 3,666,000	$ 3,501,000	$ 3,661,000	$ 3,978,000
Cost of sales	2,124,000	2,001,000	2,153,000	2,857,000
Income before taxes	506,000	354,000	318,000	130,000
Net income	341,000	225,000	198,000	89,000
Basic and diluted earnings per share	$ 0.06	$ 0.04	$ 0.04	$ 0.02

	Quarter Ended			
Fiscal 2003	Sept. 30	Dec. 31	March 31	June 30
Sales	$ 3,094,000	$ 2,419,000	$ 2,320,000	$ 3,009,000
Cost of sales	1,799,000	1,597,000	1,487,000	2,233,000
Income (loss) before taxes	248,000	(269,000)	(215,000)	(99,000)
Net income (loss)	151,000	(178,000)	(136,000)	2,000
Basic and diluted earnings (loss) per share	$ 0.03	$ (0.03)	$ (0.03)	$ 0.00

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Bolt Technology Corporation
Norwalk, Connecticut

We have audited the consolidated balance sheets of Bolt Technology Corporation and subsidiaries as of June 30, 2004 and 2003 and the related consolidated statements of income (loss) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bolt Technology Corporation and subsidiaries as of June 30, 2004 and 2003 and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

McGladrey & Pullen, LLP

McGladrey & Pullen, LLP
Stamford, Connecticut
September 2, 2004

Independent Auditors' Report

Board of Directors and Stockholders
Bolt Technology Corporation
Norwalk, Connecticut

We have audited the accompanying consolidated statement of income and cash flows of Bolt Technology Corporation and subsidiaries for the year ended June 30, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated results of operations and cash flows of Bolt Technology Corporation and subsidiaries for the year ended June 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Deloitte & Touche LLP
Stamford, Connecticut
August 15, 2002

Common Stock Data

Our Common Stock is listed on the American Stock Exchange under the symbol "BTJ." The following table sets forth the high and low sales prices for our Common Stock for the quarters indicated:

Fiscal 2004	High	Low
First Quarter	$ 4.70	$ 3.25
Second Quarter	4.30	3.71
Third Quarter	4.67	3.65
Fourth Quarter	4.70	3.67

Fiscal 2003	High	Low
First Quarter	$ 4.99	$ 3.54
Second Quarter	4.05	2.80
Third Quarter	3.25	2.82
Fourth Quarter	3.60	2.90

The number of stockholders of record at September 13, 2004 was 262. We believe that the number of beneficial owners is substantially greater than the number of record holders, because a large portion of our Common Stock is held of record in broker "street names."

We have not paid a dividend since 1985. We do not intend to pay cash dividends on our Common Stock in the foreseeable future. Any decision to pay cash dividends will depend upon our growth, profitability, financial condition and other factors that the Board of Directors may deem relevant.

Note Regarding Forward-Looking Statements

Forward-looking statements in this Annual Report, future filings by the Company with the Securities and Exchange Commission, the Company's press releases and oral statements by authorized officers of the Company are intended to be subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These include statements about anticipated financial performance, future revenues or earnings, business prospects, new products, anticipated market performance, planned production and shipping of products, expected cash needs and similar matters. Investors are cautioned that all forward-looking statements involve risks and uncertainty, including without limitation (i) the risk of technological change relating to the Company's products and the risk of the Company's inability to develop new competitive products in a timely manner, (ii) the risk of decreased demand for the Company's products due to fluctuations in energy industry activity, (iii) the Company's reliance on certain significant customers, (iv) risks associated with a significant amount of foreign sales, and (v) the risk of fluctuations in future operating results. The Company believes that forward-looking statements made by it are based on reasonable expectations. However, no assurances can be given that actual results will not differ materially from those contained in such forward-looking statements. The words "estimate," "project," "anticipate," "expect," "predict," "believe" and similar expressions are intended to identify forward-looking statements.

Directors and Officers

BOARD OF DIRECTORS

Raymond M. Soto [1]
Chairman, President
and Chief Executive Officer

Kevin M. Conlisk [1] [2] [3] [4]
Principal and Chief Financial Officer
Alinabal Holdings Corporation

Joseph Espeso
Senior Vice President, Finance
and Chief Financial Officer

Michael H. Flynn [3] [4]
Vice Chairman
Connecticut Community Bank, N.A.

George R. Kabureck [2] [4]
Retired, Former Senior Vice
President, Administration
Norwalk Hospital

Joseph Mayerick, Jr.
Senior Vice President, Marketing
and Secretary

Daniel K. McConlogue [4]
President
Eleven O'Clock Associates, LLC

Gerald H. Shaff
President
Custom Products Corporation

Gerald A. Smith [1] [2] [3] [4]
Chief Executive Officer
Integrated Loan Services, Inc.

(1) Member, Executive Committee
(2) Member, Audit Committee
(3) Member, Executive Compensation Committee
(4) Member, Nominating Committee

EXECUTIVE OFFICERS

Raymond M. Soto
Chairman, President
and Chief Executive Officer

Joseph Espeso
Senior Vice President, Finance
and Chief Financial Officer

Joseph Mayerick, Jr.
Senior Vice President, Marketing
and Secretary

BOLT RESEARCH DIVISION
Norwalk, Connecticut

John Andros
Vice President, Operations Support

H. Thomas Jensen
Vice President, Engineering

Augustus W. Merwin
Vice President, Manufacturing

Michael A. Saunders
Vice President, Technical Sales

Radha R. Khurana
Controller

CUSTOM PRODUCTS CORPORATION
North Haven, Connecticut

Gerald H. Shaff
President

Philip H. Bacon
Vice President, Engineering

A-G GEOPHYSICAL PRODUCTS, INC.
Cypress, Texas

Michael C. Hedger
President

Corporate Information

GENERAL COUNSEL

Levett Rockwood P.C.
Westport, Connecticut

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

McGladrey & Pullen, LLP
Stamford, Connecticut

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 10 a.m. Tuesday, November 23, 2004, at the JW Marriott Hotel, 5150 Westheimer, Houston, Texas 77056.

FORM 10-K

The Form 10-K Annual Report to the Securities and Exchange Commission provides certain additional information. A copy of this report may be obtained, without cost, upon request to the Secretary, Bolt Technology Corporation, Four Duke Place, Norwalk, Connecticut 06854.

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, New Jersey 07660
Telephone: (800) 635-9270
Internet: www.melloninvestor.com

CORPORATE HEADQUARTERS

Bolt Technology Corporation
Four Duke Place
Norwalk, Connecticut 06854
Telephone: (203) 853-0700
Internet: www.bolt-technology.com